82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

04 MAR 30 AM 7:21

Ref: L3138
8 March 2004

04010935

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

SUPPL

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

03/02/04	Minesite Forum Presentation – London
10/02/04	Substantial shareholder-Gresham
13/02/04	Appendix 3B – Placement.
24/02/04	Amended 3X
24/02/04	Substantial Shareholder
26/02/04	Results – Kihabe Base Metals Project
08/03/04	Significant Base Metal Geochemical Results Tsumkwe.

Yours sincerely
MOUNT BURGESS MINING N.L.

pp. **Jan Forrester**
Company Secretary

dlw 3/30

encl.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

04 MAR 30 AM 7:21

8 March 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

EPL 3022 TSUMKWE, NAMIBIA, BASEMETALS (100%)

The Company is pleased to announce that it has received results from a surface soil geochemical sampling programme conducted over the above tenement.

Samples were taken every 100m along north/south lines spaced 2km apart to test the regional strike extent of the Kihabe basemetals zone, currently being explored by the Company in neighbouring Botswana.

Four consecutive samples, each spaced 100m apart on one north/south line, returned significantly elevated values of zinc and lead as compared to overall average background values (O.A.B.V.) in the area, as follows:

	Zinc		Lead	
Width of Elevated Values	Elevated Average Value	O.A.B.V.	Elevated Average Value	O.A.B.V.
300m	1266ppm	54ppm	340ppm	48ppm

Values of up to 2148ppm zinc were recorded. Samples were assayed by ICP method.

As the samples were only collected from lines spaced 2 km apart, further infill soil sampling will be undertaken on north/south lines spaced 100m apart both east and west of the line with the elevated values, to determine the strike length of this anomaly.

This zinc/lead anomaly is some 15 km southwest of the Kihabe Basemetals Project in neighbouring Botswana, which recently returned significant drilling results from drilling a soil geochemical anomaly grading up to 950ppm zinc.

The Company is encouraged by the Tsumkwe results as the grades from this anomaly are some 33% higher than the average grade of the Kihabe soil geochemical anomaly.

Contrary to rumours reported in *The West Australian* newspaper on Friday 5 March 2004, the Company does not have any plans to float off its Kihabe project.

Yours faithfully

N R FORRESTER
Chairman and Managing Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, B Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

26 February 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

KIHABE BASEMETALS PROJECT PL 69/2003 BOTSWANA
Significant Zones of Mineralisation

The Company is pleased to announce that results have been received from further RC drilling conducted over a basemetals geochemical anomaly some 2.6 km in length at the Company's Kihabe basemetals project in Botswana.

KIH 11 was drilled -60° at 150° azimuth some 250m northeast of and along strike from KIH 7, the results of which were reported to the Stock Exchange on 17 November 2003.

Assay results were undertaken by Analytical Laboratory Services, Windhoek, by AAS method for lead, copper, zinc and silver.

An entire 40m section in KIH 11 from 88m to 128m was mineralised as follows:

Depth (m)	Interval	Zinc %	Lead %	Silver g/t
88 - 128	40m	2.65	0.63	16.30
(includes 88 - 89	1m	4.75	2.80	344.00
93 - 104	11m	3.60	0.71	8.27
121 - 128)	7m	3.25	0.63	7.86

Further drilling is planned for this project.

Yours faithfully

MARTIN SPENCE
Geologist

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, B Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

04 MAR 30 AM 7:21

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice - AMENDED

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mount Burgess Mining N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Alfred P Stirling
Date of appointment	1 December 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

2,200,000 Ordinary Fully Paid Shares

made up of:

1,000,000 in name of A P Stirling
1,200,000 A P Stirling (PEP & ISA accounts)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
A P Stirling Grandchild A C Stirling – Adult Child A C Stirling PEP & ISA A G P Stirling – Adult Child	20,000 Fully Paid Ordinary Shares 268,000 Fully Paid Ordinary Shares 132,000 Fully Paid Ordinary Shares 400,000 Fully Paid Ordinary Shares
A V Stirling – Adult Child	400,000 Fully Paid Ordinary Shares
A L Stirling – PEP & ISA	400,000 Fully Paid Ordinary Shares
Buckton Holdings Ltd – unlisted Company in which shareholders are associates	1,000,000 Fully Paid Ordinary Shares
Buckton Homes Ltd – unlisted company in which shareholders are associates.	2,500,000 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
No. and class of securities to which interest relates	N/a

Dated: 24 February 2004

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: MOUNT BURGESS MINING N.L

ACN/ARSN: 009 067 476

1. Details of substantial holder (1)

Name: MR ALFRED P STIRLING

ACN/ARSN (if applicable)

The holder became a substantial holder on / /

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORD F. P. SHARES	7,320,000	7,320,000	5.85%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
SEE	ANNEXURE 1	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
	SEE ANNEXURE	2	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
	SEE ANNEXURE 3a, b, c			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
SEE ANNEXURE 4	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All c/o AP STIRLING	
	36 ELDER STREET, LONDON, E1

[redacted]

Signature

print name A. P. STIRLING capacity

sign here [signature] date 23 '02' 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure 1.

3. DETAILS OF RELEVANT INTERESTS

Holder of Relevant Interest	**Nature of relevant interest**	**Class and number of secs.**
A P Stirling	Principal	1,200,000
A P Stirling (PEP & ISA)	Principal	1,000,000
A P Stirling 5 Account	Associate	20,000
A C Stirling	Associate	268,000
A C Stirling (PEP & ISA)	Associate	132,000
A G P Stirling	Associate	400,000
A V Stirling	Associate	400,000
A L Stirling (PEP & ISA)	Associate	400,000
Buckton Holdings Ltd	Associate	1,000,000
Buckton Homes Limited	Associate	2,500,000

Annexure 2.

4. DETAILS OF PRESENT REGISTERED HOLDERS

Holder of Relevant Interest	**Registered holder of secs.**	**Person entitled to be registered as holder**	**Class and number of secs.**
A P Stirling	Citicorp Nominees		1,200,000
A P Stirling (PEP & ISA)	Citicorp Nominees		1,000,000
A P Stirling 5 Account	Citicorp Nominees		20,000
. C Stirling	Citicorp Nominees		268,000
A C Stirling (PEP & ISA)	Citicorp Nominees		132,000
A G P Stirling	Citicorp Nominees		400,000
A V Stirling	Citicorp Nominees		400,000
A L Stirling (PEP & ISA)	Citicorp Nominees		400,000
Buckton Holdings Ltd	Citicorp Nominees		1,000,000
Buckton Homes Limited	Citicorp Nominees		2,500,000

ANNEXURE 3(a)

Transactions in Mount Burgess for AP STIRLING

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
9 May 02	Buy	500,000	12.58	615.39	63,315.39		500,000
15 Apr 03	Buy	500,000	7.00		35,000.00		1,000,000
5 Aug 03	Buy	200,000	8.00	9.38	16,009.38		1,200,000
22 Oct 03	Buy	1,000,000	14.00		140,000.00		2,200,000
29 Jan 04	Sell	1,000,000	11.33	977.81	112,312.19		1,200,000

Transactions in Mount Burgess for AP STIRLING PEP & ISA

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
29 Jan 04	Buy	60,000	11.34	-0.00	6,805.55		60,000
29 Jan 04	Buy	940,000	11.34	-0.00	106,635.97		1,000,000

Annexure 3 (b)

Transactions In Mount Burgess for A P STIRLING NO 5 ACCOUNT

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
15 Apr 03	Buy	20,000	7.00		1,400.00		20,000

Transactions In Mount Burgess for A.C.STIRLING

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
3 May 02	Buy	62,500	13.10	91.90	8,279.40		62,500
10 May 02	Buy	37,500	12.56	63.92	4,773.92		100,000
15 Apr 03	Buy	100,000	7.00		7,000.00		200,000
5 Aug 03	Buy	100,000	8.00		8,000.00		300,000
[illegible] Oct 03	Buy	100,000	14.00		14,000.00		400,000
23 Jan 04	Sell	132,000	11.33	392.12	14,561.83		268,000

Transactions in Mount Burgess for AC STIRLING PEP & ISA

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
29 Jan 04	Buy	132,000	11.34	-0.00	14,974.41		132,000

Transactions In Mount Burgess for A.G.P.STIRLING

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
3 May 02	Buy	62,500	13.10	91.90	8,279.40		62,500
10 May 02	Buy	37,500	12.56	63.92	4,773.92		100,000
15 Apr 03	Buy	100,000	7.00		7,000.00		200,000
5 Aug 03	Buy	100,000	8.00		8,000.00		300,000
22 Oct 03	Buy	100,000	14.00		14,000.00		400,000

Transactions in Mount Burgess for A.V.STIRLING

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
3 May 02	Buy	62,500	13.10	91.90	8,279.40		62,500
10 May 02	Buy	37,500	12.56	63.92	4,773.92		100,000
15 Apr 03	Buy	100,000	7.00		7,000.00		200,000
5 Aug 03	Buy	100,000	8.00		8,000.00		300,000
22 Oct 03	Buy	100,000	14.00		14,000.00		400,000

Transactions In Mount Burgess for AL STIRLING PEP & ISA

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding	Note
29 Jan 04	Buy	400,000	11.34	-0.00	45,377.01		400,000	

Annexure 3 (c)

Transactions in Mount Burgess for BUCKTON HOLDINGS LIMITED

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
4 Jan 01	Buy	276,750	3.71	37.50	10,304.92		276,750
12 Jan 01	Buy	23,250	3.72	50.18	915.08		300,000
15 Apr 03	Buy	300,000	7.00		21,000.00		600,000
5 Aug 03	Buy	400,000	8.00		32,000.00		1,000,000

Transactions in Mount Burgess for BUCKTON HOMES LIMITED

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding
17 Jan 02	Buy	35,300	13.36	139.50	4,865.58		35,300
30 Jan 02	Buy	56,788	13.50	139.70	7,806.08		92,088
7 Feb 02	Buy	70,000	13.57	170.95	9,668.20		162,088
15 Feb 02	Buy	194,011	13.57	402.75	26,730.04		356,099
22 Feb 02	Buy	270,300	13.57	468.42	37,141.38		626,399
28 Feb 02	Buy	49,420	13.57	136.99	6,843.29		675,819
14 Mar 02	Buy	74,181	13.57	181.20	10,247.56		750,000
15 Apr 03	Buy	750,000	7.00		52,500.00		1,500,000
5 Aug 03	Buy	500,000	8.00		40,000.00		2,000,000
19 Nov 03	Buy	500,000	11.75		58,750.00		2,500,000

Annexure 4

6. Associates

Name	Nature of association
A P Stirling 5 Account	Grandchild
A C Stirling	Adult child
A C Stirling (PEP & ISA)	Adult child
A G P Stirling	Adult child
A V Stirling	Adult child
A L Stirling (PEP & ISA)	Adult child
Buckton Holdings Ltd	Unlisted company –shareholders are associates (adult children)
Buckton Homes Limited	Unlisted company - shareholders are associates (adult children)

04 MAR 30 AM 7:21

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
13 February 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 12 February 2004, Mount Burgess Mining N.L. completed a placement of 7,000,000 fully paid ordinary shares to raise $700,000. The placement was at an issue price of $0.10 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**7,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.10 each**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.10**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**125,000,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,250,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		1,350,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		300,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*...........Date: ..13 February 2004.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311   Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607   Website: www.mountburgess.com

10 February 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

FORM 603 - NOTICE OF INITIAL SUBSTANTIAL HOLDER

The Company has today received the attached from Gresham House plc, London advising that they have become a substantial shareholder in Mount Burgess Mining NL.

Yours faithfully

N R FORRESTER
Chairman and Managing Director

Attach

GRESHAM HOUSE plc

36 Elder Street, London E1 6BT
Telephone: 020-7588 7352
Facsimile: 020-7377 2946

MAR 30 AM 7:21

APS/AG/GH

9th February, 2004

D A Scarparolo, Esq.
Mount Burgess Mining NL
Level 5
178 St Georges Terrace
Perth
W. Australia 6000

Fax letter: 0061892217869

Dear Mr Scarparolo,

On purchasing 73,664 additional shares in your company, it was brought to our attention that we need to disclose details of our holding since it now represents over 5% of your issued share capital.

Accordingly I attach a schedule of all transactions.

Yours sincerely,

A P Stirling
Director

C:\My Documents\Ann\aps\d.a.scar.mb.9.2..doc

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: MOUNT BURGESS MINING NL

ACN/ARSN:

1. Details of substantial holder (1)

Name: GRESHAM HOUSE PLC

ACN/ARSN (if applicable):

The holder became a substantial holder on / /

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	6 073664	6,073,664	5.15%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
GRESHAM HOUSE PLC	PRINCIPAL	6073664 ORD

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
GRESHAM HOUSE PLC	CITYCORP NOMINEES		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See attached schedule				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
—	—

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
GRESHAM HOUSE PLC	36 ELDER STREET LONDON E1 6BT

Signature

print name A.P.S. STIRLING capacity DIRECTOR.

sign here date 06 / 02 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Transactions in Mount Burgess for GRESHAM HOUSE PLC

Date	Transaction	Number of units	Price sub	Dealing Costs	Total A$	Capital Gain	Total Holding	Note	Exchange Rate	UK Sterling Total
20 Dec 00	Buy	514,700	11.00	481.35	57,098.35		514,700		2.670	£ 21,385
20 Dec 00	Buy	485,300	10.89	449.24	53,298.41		1,000,000		2.670	£ 19,962
12 Jan 01	Buy	200,000	9.86	132.50	19,852.50		1,200,000		2.650	£ 7,492
23 Jan 01	Buy	42,000	9.26	19.43	3,908.63		1,242,000		2.630	£ 1,486
30 Jan 01	Buy	169,520	9.26	133.49	15,831.04		1,411,520		2.670	£ 5,929
8 Feb 01	Buy	88,480	9.27	133.51	8,335.61		1,500,000		2.670	£ 3,122
21 May 02	Buy	338,900	12.50	211.83	42,574.33		1,838,900		2.627	£ 16,208
23 May 02	Buy	161,100	12.08	195.76	19,624.42		2,000,000		2.610	£ 7,518
15 Apr 03	Buy	2,000,000	7.00		140,000.00		4,000,000		2.590	£ 54,050
5 Aug 03	Buy	1,000,000	8.00		80,000.00		5,000,000		2.496	£ 32,051
22 Oct 03	Buy	1,000,000	14.00		140,000.00		6,000,000		2.396	£ 58,438
6 Feb 04	Buy	73,664	10.50	50.00	7,784.72		6,073,664		2.374	£ 3,279